MANAGEMENT'S DISCUSSION AND ANALYSIS

This document was prepared on April 25, 2006 and should be read in conjunction with the March 31, 2006 financial statements of the Company, which were prepared in accordance with United States generally accepted accounting principles. A reconciliation to Canadian generally accepted accounting principles can be found in Note 13 to such financial statements. All amounts are in Canadian funds.

OVERVIEW

Stellar Pharmaceuticals Inc. ("Stellar" or the "Company"), founded in 1994, is a Canadian pharmaceutical company involved in the development and commercialization of high quality, polysaccharide-based therapeutic products used in the treatment of osteoarthritis and certain types of cystitis. Stellar also markets a test kit that confirms the existence of bladder lining defects in interstitial cystitis ("IC") (an inflammatory disease of the urinary bladder wall) patients and identifies those patients who should respond positively to the Company’s proprietary therapeutic product. Stellar’s product development strategy focuses on seeking novel applications for its product technologies in markets where its products demonstrate true cost effective therapeutic advantages. Stellar is also building revenues through in-licensing products for Canada that are focused on similar niche markets and out-licensing to international markets.

Stellar has developed and is marketing three products in Canada based on its core polysaccharide technology:
(i)NeoVisc®, for the treatment of osteoarthritis;
(ii)Uracyst®; for the treatment of IC, and;
(iii)Uracyst® Test Kit, Stellar’s patented technology for the diagnosis of IC.

Stellar also has acquired the exclusive Canadian marketing and distribution rights for:
(i) Millenium Biologix Inc.’s Skelite™, a proprietary synthetic bone grafting product; and
(ii)Matritech’s NMP22® BladderChek®, a proteomics-based diagnostic test for the diagnosis and monitoring of bladder cancer.

Stellar began selling Skelite to the Canadian market in February 2004 and NMP22 BladderChek in Canada, in October 2004. Both of these products have had a small impact to date on sales but are expected to play a larger part in the sales mix going forward.

Effective December 2001, Stellar entered into a strategic licensing agreement with G. Pohl-Boskamp GmbH & Co. ("Pohl-Boskamp") for the sale of Uracyst products in Europe. In December of 2003, Pohl-Boskamp received approval to begin selling Uracyst in Europe. Pohl-Boskamp continues to experience increased sales in the European markets in which it currently sells Uracyst (Germany, Netherlands, Austria, UK and Scandinavian countries).

In March 2004, Supply and License Agreements were signed with Leitner Pharmaceuticals, LLC (formerly SJ Pharmaceuticals, Inc.) of Bristol, Tennessee for NeoVisc and Uracyst in the United States markets. Leitner has since returned these licensed rights to Stellar so that the Company may pursue agreements with companies that have a stronger focus in these niche markets.

In June 2004, Stellar entered into a NeoVisc licensing agreement with Triptibumis Sdn. Bhd. for Malaysia, Singapore and Brunei. The first shipment to this market was initiated in October 2004. Although a smaller market, this agreement adds to Stellar’s global expansion.

In July 2005, Stellar entered into an exclusive licensing agreement with INNOGEN İLAÇ SAN. TİC. LTD. ŞTİ. ("Innogen") for the sale of NeoVisc in Turkey. Sales of NeoVisc will not commence until Innogen is in receipt of all required approvals from Turkish authorities. Stellar believes that sales of NeoVisc in Turkey should commence in late 2006, with the Company recognizing revenues from such sales in the fourth quarter of 2006. Viscosupplementation therapy is well established in Turkey, representing a market value is believed to be in excess of US $12,000,000 per year.

In August 2005, Stellar signed a Licensing Agreement with TECHNIMED of Anteljas, Lebanon in respect of the distribution and sale of NeoVisc in Lebanon.

In September 2005, the Company entered into a licensing agreement with Shanghai Ya Jun Medical for the sale of Uracyst in China. Stellar also entered into a licensing agreement with Mega Pharm for the sale of Uracyst in Israel in December 2005.

In November 2005, the Company signed a distribution agreement with Al-Mohab Co. (“Al-Mohab”) for the sale of NeoVisc® in Kuwait.

Stellar markets its products in Canada through its own direct sales force of commissioned and salaried sales people. The Company’s focus on product development continues to be both in-licensing and out-licensing for immediate impact on the revenue stream allowing Stellar to fund its own in-house product development for future growth and stability.

RESULTS OF OPERATIONS FOR THE QUARTER ENDED MARCH 31, 2006

Revenues for the three month period ended March 31, 2006, increased 4.8% to $445,917 from $425,298 compared to the same quarter in 2005. This growth was negatively impacted by a decline in Canadian NeoVisc sales for the first quarter, down 8.5% compared to the same quarter in 2005. The Company attributes this decline to unusually strong Canadian viscosupplement sales for the first quarter in 2005 compared to a slower market for the first quarter of 2006. Stellar expects a return to stronger sales in the next quarter.

Canadian Uracyst sales grew by 42.9% for the quarter compared to the same quarter in 2005, as the Canadian sales and marketing strategy on Uracyst continues to show good results. Sales in Europe also grew in the first quarter of 2006, up 35.6% over the same period in 2005 strengthened by sales in the UK.

Sales for NMP22 BladderChek increased by 17.7% for the quarter compared to the same quarter in 2005. Sales growth continues to be slow as increases are held up by reimbursement issues. Stellar has implemented a number of strategies to make it easier for physicians to use BladderChek until healthcare reimbursement issues are resolved.

Stellar’s operating loss for the first quarter of 2006 declined by 27.9% to $366,255 from $507,975 in 2005. This decrease is related to the Company’s efforts to reduce costs with its goal to be profitable in 2006. An area where costs reductions were not put in play was in regards to activities associated to consulting costs. The Company employed the services of Advisory Associates Inc. to assist in finding new opportunities for its products in the United States market. The Company’s management feels this is necessary to accelerate the approval for both NeoVisc and Uracyst use in the United States. There were also increased costs during the first quarter of 2006 associated with the Company’s focus on acquiring a European CE mark for NeoVisc. The Company has successfully completed a European audit and all documents have now been submitted to the European regulatory body for approval. Such approval is expected to be received in mid 2006. The total costs associated with these two projects in the first quarter of 2006 were $65,708 (March 31, 2005 - $0).

Cost of Sales

Cost of goods sold for the three month period ended March 31, 2006, was $130,770 or 36.7% of product sales compared to $94,033 or 26.2% of product sales in 2005. During the first quarter of 2006, the cost of sales was negatively affected by costs of $33,243 associated with stability testing necessary for the new high molecular weight NeoVisc.

Research and Development

Stellar continues to invest in research, which is essential to advancing the use of its products in Canada and in international markets. In the three month period ended March 31, 2006, the Company incurred $55,777 in research costs compared to $193,235 during the same period in 2005.

Expenditures incurred over the last two years on process development are expected to improve Stellar’s competitiveness in the global viscosupplement market. In the first quarter of 2005, Stellar began the process of implementing an open-label, community-based, clinical trial for Uracyst, which will assist Stellar in demonstrating the effectiveness of Uracyst to physicians in the treatment of GAG deficient cystitis, such as IC. The Company also continues to invest in development research with the University of Oklahoma related to Uracyst. In the first quarter of 2006, costs associated with this work totaled $32,058.

Business Development

Progress continues to be made as Stellar focuses on a number of business development activities associated with out-licensing Stellar’s current products in other international markets, in-licensing products for the Canadian market and developing additional products. As referenced in the overview, Stellar entered into five new out-licensing distribution agreements for its products in 2005; these include the distribution of NeoVisc in Turkey, Lebanon, and Kuwait and Uracyst agreements for distribution in China and Israel. The Company anticipates revenues from these agreements to commence during 2006.

During the period ended March 31, 2006, $24,302 was incurred in business and development costs. Total fees of $21,863 were associated with obtaining the CE mark in Europe. The remaining expense related to costs associated with ongoing international agreements. These costs are included in selling, general and administrative expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the quarter ended March 31, 2006 were down 4.4% to $586,228 compared to $613,004 for the same period in 2005. Such expenses include the cost of $36,881 related to non-cash expenses for Common Shares options issued to directors, officers, employees and consultants. During this quarter, the Company provided in cash, remuneration to members of the board of directors, a total of $10,500 (2005 - $16,333).

INTEREST INCOME AND GAIN ON INVESTMENTS

Interest and other income during the first quarter of 2006 was $12,211 (2005-$53,320). This amount includes the investment of dividends; interest received on a short-term loan and the gain on a sale of short term investments. Cash will be maintained in liquid investments.

SUMMARY OF QUARTERLY RESULTS
			Loss per
Quarter Ended	Revenues*	Net loss	share

March 31, 2006	445,917	(354,044)	(0.02)
December 31, 2005	522,823	(486,385)	(0.02)
September 30, 2005	497,789	(453,165)	(0.02)
June 30, 2005	496,341	(347,312)	(0.02)
March 31, 2005	425,298	(454,655)	(0.02)
December 31, 2004	499,192	(374,488)	(0.02)
September 30, 2004	378,441	(564,487)	(0.03)
June 30, 2004	393,532	(372,427)	(0.01)

* Total includes revenues from product sales, royalty revenues and licensing fees.

SELECTED FINANCIAL RESULTS AND HIGHLIGHTS

A discussion of the reasons behind the variations in the following numbers can be found under the heading “Results of Operations for the Twelve Month Period Ended December 31, 2005” found in the 2005 year end management discussion and analysis.
Income Statement for the years ended	2005	2004	2003

Total revenue	$1,942,251	$1,832,325	$1,109,431
Cost of goods sold	450,591	340,123	216,609
Other product costs and write-down	159,390	-
Expenses	3,027,875	2,845,088	1,623,921
Loss before amortization
and other income	(1,695,605)	(1,352,886)	(731,099)
Net loss (1)	$(1,740,498)	$(1,345,109)	$(803,802)
- basic	(0.08)	(0.06)	(0.05)
- fully diluted	n/a	n/a	n/a
Notes: (1) The fully diluted loss per share is not computed when the effect would be anti-dilutive.

Balance Sheets as at	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003

Cash and cash equivalents	$2,108,755	$3,172,870	$255,237
Total assets	3,713,541	4,815,384	899,735
Total liabilities	653,755	596,447	540,012
Cash dividend declared per share	-	-	-
Shareholders’ equity
- options and warrants	643,938	441,975	307,208
- capital stock	8,100,253	7,720,873	2,651,317
- deficit	(5,684,405)	(3,943,911)	(2,598,802)
Total liabilities and shareholders equity	$3,713,541	$4,815,384	$899,735

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and short-term investments totaled $1,595,824 at March 31, 2006 as compared with $2,108,755 at December 31, 2005.

At March 31, 2006, the Company did not have any outstanding indebtedness.

In June 2004, the Company entered into an agreement to acquire land and a building for $450,000, and the purchase was financed from its available cash resources. The Company moved into the upper office area of the building on October 22, 2004. Renovations to the building totaled $176,759. The Company has decided to hold off on the construction of a packaging plant area in its facilities until the demand for Stellar’s products in international markets increases and requires this investment.

While the Company has generated royalty revenue and revenue from the distribution of pharmaceutical products in Canada, this revenue has been insufficient to fund the Company’s business activities to date. The Company continued to incur losses in the first quarter of 2006 and drew from its holdings of cash, cash equivalents and short-term investments; however, the Company expects to reach a profitable status by the end of 2006, thereby funding its future growth from the sale of its products, from milestone payments and from the royalty income resulting from out-licensing agreements for at least the next 24 months.

The Company may seek additional funding, primarily by way of one or more equity offerings, to carry out its business plan and to minimize risks to its operations. The market for equity financing for companies such as Stellar is challenging and there can be no assurance that additional funding will become available by way of equity financing. Any additional equity financing may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations and other strategic alliances. Such funding, if obtained, may reduce the Company’s interest in its projects or products. Regardless, there can be no assurance that any alternative sources of funding will be available.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (SPE), which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

RELATED PARTY TRANSACTIONS

The Company entered a fiscal advisory and consulting agreement with LMT Financial Inc. (a company beneficially owned by a director and his spouse) for services to be provided in 2006. This agreement is subject to TSX Venture Exchange approval. Compensation under the agreement is $6,000 per month or $72,000 for fiscal 2006.

CAPTIAL STOCK

The Company has authorized an unlimited number of Common Shares, without par value. There are no other classes of shares. During the three month period ended March 31, 2006, the Company issued 2,500 Common Shares to a consultant for services provided with an approximate average price per share of $0.91. As of the date of this report, the Company had 23,472,690 Common Shares outstanding.

As of the date of this report, the Company had 1,540,000 Common Share options outstanding at various exercise prices and expiry dates.

SIGNIFICANT CUSTOMERS

During the quarter, the Company had one significant customer, a national wholesaler, which represented 35.2% of sales, in comparison to 31.0% in the same period for 2005.

OUTLOOK

As of the date of this report, the Company had working capital of $1,657,712. The Company is debt free and management feels confident that it can continue to fund its ongoing operations from several sources, including the sale of its products, milestone payments and royalty income resulting from out-licensing agreements for at least the next 24 months.

As discussed above under the heading "Liquidity and Capital Resources," the Company may seek additional funding, primarily by way of one or more equity offerings, to carry out its business plan and to minimize risks to its operations. The market for equity financings for companies such as Stellar is challenging, and there can be no assurance that additional funding by way of equity financing will be available. The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing or delaying one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available.

FORWARD-LOOKING STATEMENTS

Readers are cautioned that actual results may differ materially from the results projected in any "forward-looking" statements included in the foregoing report, which involve a number of risks or uncertainties. Forward-looking statements are statements that are not historical facts, and include statements regarding the Company’s planned research and development programs, anticipated future losses, revenues and market shares, planned clinical trials, expected future expenditures, the Company’s intention to raise new financing, sufficiency of working capital for continued operations, and other statements regarding anticipated future events and the Company’s anticipated future performance. Forward-looking statements generally can be identified by the words "expected", "intends", "anticipates", "feels", "continues", "planned", "plans", "potential", "with a view to", and similar expressions or variations thereon, or that events or conditions "will", "may", "could" or "should" occur, or comparable terminology referring to future events or results.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including those listed under "Risks and Uncertainties", any of which could cause actual results to vary materially from current results or the Company's anticipated future results. The Company assumes no responsibility to update the information contained herein.

RISKS AND UNCERTAINTIES

Stellar is subject to risks, events and uncertainties, or "risk factors", associated with being both a publicly-traded company operating in the biopharmaceutical industry, and as an enterprise with several projects in the research and development stage. Such risk factors could cause reported financial information to not necessarily indicate future operating results or future financial position. The Company cannot predict all of the risk factors nor can it assess the impact, if any, of such risk factors on its business, or the extent to which any factor, or combination of factors, may cause future results or financial position to differ materially from those reported or those projected in any forward-looking statements. Accordingly, reported financial information and forward-looking statements should not be relied upon as a prediction of future actual results.

Some of the risks and uncertainties affecting the Company, its business, operations and results include, but are not limited to: the Company’s dependence on a few customers and a few suppliers, the loss of any of which would negatively impact the Company’s operations; the need to develop and commercialize new products which will require further time-consuming and costly research and development, the success of which cannot be assured; the Company’s dependency on third parties for manufacturing, materials and for research, development and commercialization assistance and support; the Company’s dependency on assurances from third parties regarding licensing of proprietary technology owned by others; government regulation and the need for regulatory approvals for both the development and commercialization of products, which are not assured; uncertainty that the Company’s products will be accepted in the marketplace; rapid technological change and competition from pharmaceutical companies, biotechnology companies and universities, which may make the Company’s technology or products obsolete or uncompetitive; the need to attract and retain skilled employees; risks associated with claims of infringement of intellectual property and of proprietary rights; risks inherent in manufacturing (including up-scaling) and marketing; product liability and insurance risks; risks associated with clinical trials, including the possibility that trials may be terminated early, delayed or unsuccessful; exchange rate fluctuations; political, economic and environmental risks; the need for performance by buyers and suppliers of products; the Company’s dependency on performance by its licensees regarding the sale of our licensed-out products, NeoVisc and Uracyst; and the risk of unanticipated expenses or unanticipated reductions in revenue, or both, any of which could cause the Company to reduce, delay or divest one or more of its research, development or marketing programs.

ADDITIONAL INFORMATION

Additional information relating to the Company is available from the SEC at www.sec.gov, SEDAR at www.sedar.com or Stellar’s website at www.stellarpharma.com.